EXHIBIT 99.1

GAMESQUARE BRINGS WALL STREET TO TWITCH

WITH FIRST-EVER LIVESTREAM EARNINGS CALL

GAMESQUARE TO REPORT Q3 2023 FINANCIAL RESULTS ON NOVEMBER 15, 2023

LIVESTREAM WILL BE HOSTED BY GAMESQUARE’S CEO JUSTIN KENNA, WHO WILL BE JOINED BY THE COMPANY’S CIO AND GLOBAL GAMING SUPERSTAR TYLER “NINJA” BLEVINS

Frisco, TX (November 8, 2023) – GameSquare Holdings, Inc. ("GameSquare", or the "Company") (NASDAQ: GAME) (TSXV: GAME) announces today that it expects to release its third quarter 2023 financial results after the close of business on Wednesday, November 15, 2023. A copy of the news release will be available on GameSquare’s investor website.

In lieu of a traditional conference call, GameSquare is bringing Wall Street to Gen Z by hosting its third quarter 2023 earnings call on Twitch. The first-ever public company earnings livestream on Twitch will be hosted by GameSquare CEO Justin Kenna, who will be joined by the Company’s CIO (Chief Innovation Officer) and global gaming superstar Tyler “Ninja” Blevins. Shareholders, investors, fans and media are encouraged to join via https://twitch.tv/Ninja on Wednesday, November 15, 2023, at 5:00 pm ET.

“Livestreaming our quarterly conference call is a natural move for us, as GameSquare was founded on innovation and our mission is dedicated to connecting global brands with gaming and youth audiences,” says Justin Kenna, CEO of GameSquare. “We want to encourage investors to try something new and learn more about the gaming market and the creator economy - which are worth $280 billion and $250 billion respectively - by experiencing the livestream service that transformed the gaming and entertainment industries. Twitch is an excellent place to move earnings calls to - it’s interactive and intuitive, which will allow us to hear directly from those interested in learning more about our business.”

According to recently released data by GameSquare’s data platform StreamHatchet, Twitch is currently the leading livestream service, attracting 52.5% of the esports audience this quarter. In total, livestream viewership data remains at staggering numbers ever since the Covid-19 pandemic started in early 2020. During the 2023 third quarter, livestreaming saw over 7.6 billion hours watched. See the full StreamHatchet third quarter report here.

Today’s announcement comes on the heels of GameSquare’s recently announced definitive agreement in which GameSquare is set to acquire one of the most globally recognized names in gaming, FaZe Clan, in an all-stock transaction. More details on that announcement can be found on the GameSquare investor website: https://investors.gamesquare.com/news/news-details/2023/GameSquare-To-Acquire-One-of-the-Biggest-Names-in-Gaming-FaZe-Clan/default.aspx.

Blevins joining Kenna for his first-ever quarterly earnings event is another evolution of his journey as a creator-turned-executive. Recently named to Forbes’ second annual Top Creator list, the international streaming sensation launched his first-ever podcast in September, taking on an entirely new role as host in an entirely new medium. The twice-weekly “AFK w/ Ninja” is available every Tuesday and Thursday on Apple, Spotify and all major podcast platforms.

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About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

About Tyler "Ninja" Blevins:

Tyler "Ninja" Blevins is one of the most recognizable gaming and entertainment personalities in the world. With more than 74 million fans worldwide on major digital networks, Tyler "Ninja" Blevins became a pop culture phenomenon in 2018, after he streamed on Twitch playing Fortnite alongside rappers Drake, Travis Scott, and Pittsburgh Steelers wide receiver Juju Smith-Schuster. Since then, he's gone on to become the first streamer to get an exclusive skin in both Fortnite and Raid: Shadow Legends as a playable champion, and was the first professional gamer to be featured on the cover of ESPN The Magazine.

He can be seen in a cameo in Free Guy, starring Ryan Reynolds. He has also had roles in Hotel Transylvania: Transformania and Fox's "Duncanville". He is the author of two graphic novels. Following the success of Ninja: The Most Dangerous Game (released in December 2019), Ten Speed Press published the sequel, Ninja: War for the Dominions (May 2021). A noted philanthropist who has been active in his hometown community of Detroit as well as his new home in Chicago, he was named one of TIME Magazine's 100 Most Influential People of 2019, and recently sponsored the Ninja Esports Lounge at the Matilda R. Wilson Boys & Girls Clubs location in Auburn Hills, Michigan.

Corporate Contact

Lou Schwartz, President

Phone: (216) 464-6400

Email: ir@gamesquare.com

Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Media Relations

Chelsey Northern / The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com

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